UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

DATA I/O CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

237690102

(CUSIP Number)

Mr. David L. Kanen
Kanen Wealth Management LLC
10141 Sweet Bay Ct., Parkland, Florida 33076

Rick A. Werner, Esq.

Greg Kramer, Esq.

Haynes & Boone, LLP

30 Rockefeller Plaza, 26th Floor

New York, NY 10112

(212) 659-7300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 25, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 237690102	13D	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kanen Wealth Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,532,601[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,532,601[1]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,532,601[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.21%
14.	TYPE OF REPORTING PERSON (see instructions) IA

1 Represents 1,532,601 shares of common stock of the Issuer (the “Common Stock”) held in customer accounts over which Kanen Wealth Management LLC (“KWM”) has discretionary voting and dispositive power pursuant to investment advisory agreements. David L. Kanen is the managing member of KWM and may be deemed to share voting and dispositive power over such shares with KWM.

CUSIP No. 237690102	13D	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David L. Kanen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 398,803[2]
	8.	SHARED VOTING POWER 1,532,601[3]
	9.	SOLE DISPOSITIVE POWER 398,803[2]
	10.	SHARED DISPOSITIVE POWER 1,532,601[3]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,931,404[3]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.21%
14.	TYPE OF REPORTING PERSON (see instructions) IN

2 Represents 398,803 shares of Common Stock held by Mr. Kanen for his own account.

3 Represents 1,532,601 shares of Common Stock held by Mr. Kanen for his own account and held in customer accounts over which KWM has discretionary voting and dispositive power pursuant to investment advisory agreements. Mr. Kanen is the managing member of KWM and may be deemed to share voting and dispositive power over such shares with KWM.

CUSIP No. 237690102	13D	Page 4 of 10 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock (the “Common Stock”) of Data I/O Corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is:

6645 185th Ave NE, Suite 100

Redmond, Washington 98052

Item 2.  Identity and Background.

(a)

This statement is filed by:

(i)                Kanen Wealth Management LLC (“KWM”), an investment adviser registered as such in Florida, New York and Texas; and

(ii)               David L. Kanen, the managing member of KWM.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry of the appropriate party.

(b)	The principal business address of the Reporting Persons is 10141 Sweet Bay Ct., Parkland, Florida 33076.

(c)	KWM is a registered investment adviser as set forth in Item 2(a) above. The principal business of KWM is purchasing, holding and selling securities for investment purposes. Mr. Kanen is the managing member of KWM.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	KWM is a limited liability company organized under the laws of the State of Florida. Mr. Kanen is a citizen of the United States of America.

CUSIP No. 237690102	13D	Page 5 of 10 Pages

Item 3.  Source or Amount of Funds or Other Consideration.

The Reporting Persons purchased the shares of Common Stock of the Issuer in the ordinary course of business. The Common Stock of the Issuer beneficially owned by KWM was acquired on behalf of the investment advisory clients of KWM under discretionary authority granted by KWM. In addition, Mr. Kanen purchased Common Stock of the Issuer for his own account. The aggregate amount of funds used to purchase all of the Common Stock reported in this filing totaled approximately $4,768,690. Because substantially all of the shares of Common Stock beneficially owned by KWM were acquired by customers prior to entering into investment advisory agreements with KWM, the aggregate amount of funds used to acquire the Common Stock set forth in this Item 3 is to the best knowledge of the Reporting Persons. In addition, none of the funds used to purchase the Common Stock of the Issuer were provided through borrowings of any nature.

Item 4.  Purpose of Transaction.

The 398,803 shares of Common Stock beneficially owned by Mr. Kanen for his own account were purchased and are held by Mr. Kanen for investment purposes. Depending on market conditions and other factors Mr. Kanen may deem relevant, Mr. Kanen may acquire additional shares of the Common Stock, or dispose of the shares of Common Stock, from time to time, in open market or privately negotiated transactions.

The 1,532,601 shares beneficially owned by KWM were purchased and are held for investment purposes on behalf of client accounts over which KWM, together with Mr. Kanen, has sole discretionary dispositive and voting power. Depending on market conditions and other factors KWM may deem relevant, KWM may, on behalf of client accounts as part of its ongoing portfolio management process, acquire additional shares of the Common Stock, or dispose of the shares of Common Stock, from time to time, in open market or privately negotiated transactions.

As described below under Item 6, the Issuer, Mr. Kanen and KWM entered into a Standstill and Voting Agreement (the “SVA”) on July 13, 2016, whereby, among other things, Mr. Kanen and KWM agreed to certain customary standstill provisions and certain limits on the exercise of voting rights with respect to shares of Common Stock beneficially owned by the Reporting Persons in excess of 15% of the outstanding shares of Common Stock. Accordingly, the Reporting Persons have no current plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Mr. Kanen and KWM reserve the right to be in contact with members of the Issuer's management and the members of the Issuer's Board of Directors (the “Board”) regarding plans, proposals and alternatives that the Issuer could employ to increase shareholder value, including with respect to a change of control of the Issuer. In addition, Mr. Kanen and KWM may be in contact with members of the Issuer's management and the members of the Board regarding their views on the prospects of the Issuer and its securities.

Item 5.  Interest in Securities of the Issuer.

(a)-(b)  KWM may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 1,532,601 shares of Common Stock which represent 19.21% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 1,532,601

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 1,532,601

CUSIP No. 237690102	13D	Page 6 of 10 Pages

Mr. Kanen may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 1,931,404 shares of Common Stock which represent 24.21% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 398,803

(ii) Shared power to vote or direct vote: 1,532,601

(iii) Sole power to dispose of or direct the disposition: 398,803

(iv) Shared power to dispose of or direct the disposition: 1,532,601

For purposes of calculating the percentages set forth in this Item 5, the number of shares of Common Stock outstanding is 7,977,787, which is the number of shares of Common Stock referred to by the Issuer in Form 8-K, filed on July 29, 2016, for the quarterly period ended June 30, 2016.

KWM, in its role as investment manager to several customer accounts (collectively, the “Accounts”) to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own shares of the Issuer’s Common Stock held in the Accounts.

In addition to the shares of Common Stock held in the Accounts over which Mr. Kanen shares voting and/or dispositive power with KWM, Mr. Kanen beneficially owns 398,803 shares of the Issuer’s Common Stock held for his own account.

(c)     On July 26, 2016, KWM acquired 5,000 shares of Common Stock in open market transactions at a price per share of $2.84 on behalf of Accounts. Except as set forth in the preceding sentence, the shares of Common Stock held in the Accounts reported on this Schedule 13D were acquired by customers prior to entering into investment advisory agreements with KWM.

 (d)    The customers of KWM have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Common Stock, and the sole power to direct the receipt of dividends from any of the Common Stock held for their respective accounts. Such customers may also terminate the investment advisory agreements without penalty upon appropriate notice. Neither Mr. Kanen nor KWM has an economic or pecuniary interest in any of the Common Stock reported herein as being held in customer accounts. Mr. Kanen has the sole right to receive all proceeds from the sale of and direct the receipt of dividends from the shares of Common Stock held for his own account.

(e)    Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the investment advisory agreements between the Reporting Persons and the owners of the Accounts and the SVA, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

On July 13, 2016, the Issuer entered into the SVA with KWM and David L. Kanen (for purposes of this Item 6, the “Kanen Group”) relating to (i) the Kanen Group’s grant of an irrevocable proxy to vote stock of the Issuer, including the Kanen Group’s entry into an Irrevocable Proxy to Vote Stock of the Issuer (the “Proxy”), (ii) a standstill in beneficial ownership of the Issuer by the Kanen Group (the “Standstill”), and (iii) the further amendment of the Issuer’s Rights Agreement between the Issuer and Computershare Inc., dated as of April 4, 1998 (the “Rights Agreement”).

CUSIP No. 237690102	13D	Page 7 of 10 Pages

Pursuant to the SVA and the terms of the Proxy, during the term of the SVA, the Kanen Group irrevocably appoints each of the CEO and CFO of the Issuer as the sole and exclusive proxies of the Kanen Group to vote and exercise all voting and related rights with respect to the shares of the Kanen Group until termination of the SVA. The Kanen Group will retain voting power of up to 15% of the voting securities then beneficially owned, with the excess of the voting securities then beneficially owned by the Kanen Group voted proportionally with all other voting securities of the Issuer.

Pursuant to the SVA and the terms of the Standstill, during the term of the SVA, the Kanen Group has agreed, subject to certain exceptions, that it shall not (i) make or in any way participate in any “proxy contest” or other solicitation of proxies, (ii) make or be a proponent of any shareholder proposal, (iii) sell, offer or agree to sell any securities of the Issuer held by the Kanen Group to any third party that would knowingly result in such third party having beneficial ownership greater than 4.9% of the outstanding Common Stock of the Issuer; (iv) propose or seek to effect any tender or exchange offer, merger or certain other business combinations involving the Issuer or its securities (each, an “Extraordinary Transaction”), or make any public statement with respect to such transaction; (v) call or seek to call any meeting of shareholders, including by written consent; (vi) seek representation on, or nominate any candidate to, the Board; (vii) seek the removal of any member of the Board; (viii) solicit consents from shareholders or otherwise act or seek to act by written consent; (ix) conduct a referendum of shareholders; (x) make any public disclosure, announcement or statement regarding any intent, purpose, plan or proposal with respect to the Board or the Issuer; or (xi) take any action that would result in the Kanen Group or any member thereof becoming an acquiring person under the Rights Agreement.

The SVA is effective until July 13, 2018, unless earlier terminated by mutual written agreement of the Kanen Group and the Issuer or upon consummation of a Change of Control.

In consideration for and pursuant to the SVA, the Issuer amended the Rights Agreement in which the Kanen Group shall not be treated as an acquiring person under the Rights Agreement unless and until any one or more of the Kanen Group, individually or in the aggregate, beneficially owns at least 28.5% of the then outstanding shares of Common Stock.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A	Standstill and Voting Agreement, Exhibit 10.1 to the Issuer’s Form 8-K, filed on July 14, 2016
Exhibit B	Joint Filing Agreement by and between Kanen Wealth Management LLC and David L. Kanen, dated August 8, 2016

CUSIP No. 237690102	13D	Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 8, 2016
Date
KANEN WEALTH MANAGEMENT LLC
/s/ David L. Kanen
Signature

David L. Kanen, Managing Member
Name/Title DAVID L. KANEN
/s/ David L. Kanen
Signature

CUSIP No. 237690102	13D	Page 9 of 10 Pages

EXHIBIT A

Standstill and Voting Agreement, Exhibit 10.1 to the Issuer’s Form 8-K, filed on July 14, 2016, is incorporated herein by reference.

CUSIP No. 237690102	13D	Page 10 of 10 Pages

EXHIBIT B

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13D with respect to the Common Stock of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned hereby execute this Agreement as of August 8, 2016.

August 8, 2016
Date
KANEN WEALTH MANAGEMENT LLC
/s/ David L. Kanen
Signature

David L. Kanen, Managing Member
Name/Title DAVID L. KANEN
/s/ David L. Kanen
Signature